Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Intersects 173.8 g/t Gold over
1.0 Metre at the Goldlund Gold Project, Ontario, Canada

Further Results from First Mining’s 2019 - 2020 Drill Program at the Main Zone

August 4, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the latest results from the 2019 - 2020 drill program completed by First Mining at the Goldlund Gold Project (“Goldlund” or the “Project”) in northwestern Ontario, Canada. Drilling focused on delineating mineralization in the eastern portion of the defined resource area at Goldlund (the “Main Zone”), with these results including the highest-grade interval encountered to date in the 2019 - 2020 program, Hole GL-20-033, which intersected 173.8 grams per tonne gold (“g/t Au”) over 1.0 metre (“m”).

Latest highlights from holes drilled at the Main Zone include:

●
Hole GL-20-033 intersected 173.80 g/t Au over 1.0 m
●
Hole GL-20-034 intersected 5.10 g/t Au over 1.0 m
"These five holes represent the completion of our 2019 - 2020 drill program, which consisted of a total of 48 holes” stated Dan Wilton, CEO of First Mining. “The program was successful in further delineating the Main Zone and followed on from the Company’s successful drill program at its Miller Prospect in 2018 and 2019. Both of these campaigns have demonstrated the exceptional exploration potential at Goldlund. We look forward to seeing continued exploration successes under new management at Treasury Metals once the sale of the Project is completed in mid-August. We are confident that the district-scale Goldlund-Goliath gold project, in which First Mining will continue to be a significant shareholder through our holdings in Treasury Metals, will develop into one of the most important gold projects in Ontario.”

The five holes highlighted in this news release are all located in the northeast portion of the Goldlund deposit, with drilling in this area targeting definition of the northeast extension of Zone 2 and Zone 3. Gold mineralization was encountered in all five holes and included the highest-grade intercept of the program (173.8 g/t gold over 1 metre in hole GL-20-033). As seen throughout this latest drill program, the mineralization encountered in the last five holes occurs within locally silicified, sheared and variolitic andesites, as well as gabbros and altered porphyries. This counters the conventional theory, from previous exploration work, that the mineralization at Goldlund is primarily associated with granodiorite (tonalite) which is the main host for the Zones 1 and 7 gold mineralization.

As part of the 2019 - 2020 drill program at the Main Zone, First Mining completed a total of 48 holes (8,958 metres). This news release incorporates results from the final five holes completed, following on from the Company’s March 2, 2020, May 6, 2020 and July 7, 2020 news releases which announced the results of prior holes. Drilling has been completed on approximate 50 metre spacing, with the overall goal of the drill program to define and extend mineralization in the eastern and western portions of the Main Zone area. The 2019 - 2020 drill program at the Main Zone has been successful both in identifying other host lithologies for gold mineralization, and in demonstrating that additional mineralization also occurs between the currently defined mineralized zones. Drill results from the northeast area have confirmed the continuity of higher-grade mineralization over approximately 600 metres of strike length, with mineralization remaining open in both directions along strike. Mineralization also remains open to the southwest of the current resource area.

Select assay results from these five holes from the Main Zone drill program are reported below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
GL-20-030	169.00	180.00	11.00	0.42	Main Zone (Zone 2)
GL-20-031	30.00	38.00	8.00	0.49	Main Zone (Zone 2)
including	37.00	38.00	1.00	1.73
and	73.00	89.00	16.00	0.36
GL-20-032	172.00	173.00	1.00	1.89	Main Zone (Zone 2)
GL-20-033	61.00	66.00	5.00	0.63	Main Zone (Zone 2)
and	73.00	74.00	1.00	173.80
GL-20-034	101.00	136.00	35.00	0.32	Main Zone (Zone 2)
including	104.00	111.00	7.00	1.14
and including	104.00	105.00	1.00	5.10
and including	110.00	111.00	1.00	1.65
Notes:
 ● Assaying for the Goldlund 2019-2020 drill program was completed by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, Ontario and Vancouver, BC. Prepared 50 g samples were analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis was also completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish
● Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut

Drill Result Details

A plan map showing the drill hole locations and assay status at the Main Zone can be viewed at: http://www.firstmininggold.com/_resources/maps/2020-08-04-Goldlund-NR-Plan-Map.pdf.

A complete list of the 2019 and 2020 drill results to date, including hole details, can be viewed at: http://www.firstmininggold.com/_resources/news/2020-08-FF-NR-Goldlund-2019and2020-Drill-Results.pdf.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
GL-20-030	155	-57	218	547992	5528465
GL-20-031	155	-50	218	548072	5528499
GL-20-032	155	-45	230	548138	5528554
GL-20-033	155	-45	200	548028	5528491
GL-20-034	155	-59	170	548028	5528491

QA/QC Procedures

The QA/QC program for the 2019 - 2020 drilling program at Goldlund consisted of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These were inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019-2020 Goldlund drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and were sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as 'coarse' or 'pulp' duplicates taken from coarse reject material or pulverized splits, were also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Director Resignation

First Mining also announces that, effective July 31, 2020, Ms. Aoife McGrath has resigned from her position as a director of First Mining as a result of accepting a new role as Vice President, Exploration for Africa and the Middle East at Barrick Gold Corporation.

“I have sincerely enjoyed serving on the Board of First Mining and was looking forward to contributing further. However, my recent appointment with Barrick Gold precludes me from holding other Board directorships in the gold mining sector. I wish First Mining, its directors and employees all the best going forward,” stated Ms. McGrath.

Mr. Keith Neumeyer, Chairman of First Mining, stated, “It has been a pleasure to work with Aoife. We appreciated her diligence, insight, and enthusiasm as First Mining undertook some significant transformational transactions over the past few months. I wish to thank her for her contributions to First Mining and congratulate her on her new role.”

The directors thank Ms. McGrath for her contribution to First Mining and wish her the best in her new role. The Company has commenced a search for a new director to replace Ms. McGrath.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category1. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company is also in the process of closing its announced transaction with Treasury Metals Inc., after which it will hold a large equity position in Treasury that is advancing the Goliath-Goldlund gold project towards construction. First Mining’s eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Note:
1.
These numbers are from the independent technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, dated November 5, 2019, which was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is available at www.sedar.com under First Mining’s SEDAR profile. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential for resource growth and future exploration success at; (ii) the growth potential from the regional consolidation of Goldlund under the transaction with Treasury Metals Inc.; (iii) timing for the completion of a Pre-Feasibility Study for Springpole; (iv) timing for the submission of an Environmental Impact Statement for Springpole; (v) closing of the transaction with Treasury Metals Inc. and the Company holding a large equity position in Treasury Metals Inc. after closing; and (vi) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the presence of and continuity of metals at Goldlund at estimated grades; success in realizing drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.